SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by Philippine Long Distance Telephone Company, entitled “ePLDT Completes Acquisition of SPI Technologies, Inc.”.	6

EXHIBIT 1

July 11, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT Completes Acquisition of SPI Technologies, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

EXHIBIT 1

July 11, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT Completes Acquisition of SPI Technologies, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

EXHIBIT 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  July 11, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

EXHIBIT 1

Attached hereto is a copy of a press release entitled “ePLDT Completes Acquisition of SPI Technologies, Inc.” ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: July 11, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

EXHIBIT 1

PRESS RELEASE

ePLDT COMPLETES ACQUISTION OF SPi TECHNOLOGIES, INC.

ACQUISITION CREATES THE LARGEST FULL SERVICE

BUSINESS PROCESS OUTSOURCING FIRM IN THE PHILIPPINES

July 11, 2006, Makati City, Manila, Philippines: The Philippine Long Distance Telephone Company (“PLDT”; NYSE: PHI; PSE: TEL) announced today that its wholly-owned subsidiary, ePLDT, Inc. (“ePLDT”) has completed the acquisition of 100% of SPi Technologies, Inc. and its direct and indirect Philippine and offshore subsidiaries (“SPi”). ePLDT acquired 100% of the shares of SPi Technologies, Inc., a Philippine company, from SPi’s sole shareholder, SPi Tech L.P. (the “Seller”), for a total consideration of US$ 135.34 million cash. As part of the transaction, ePLDT also acquired a US$ 7.0 million debt owed by SPi to the Seller at face value. In addition, ePLDT advanced US$ 16.43 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. ePLDT intends to have this debt refinanced by SPi in due course. ePLDT is the Information and Communications Technology arm of the PLDT Group.

The acquisition of SPi, together with ePLDT’s existing Ventus call center group, creates the industry’s foremost business process outsourcing (“BPO”) services provider with the necessary operating scale and financial strength to invest consistently and aggressively in innovation, while continuing to provide world-class customer service and support to clients.

“We are proud to complete the acquisition of SPi. SPi’s well-established presence in the U.S. and its domain expertise in a variety of service verticals will give us a unique opportunity to increase our participation in the growing base of the global outsourcing and off-shoring market. This acquisition also manifests our commitment to make the Philippines one of the leading business process outsourcing locations in the world and our abiding faith in the capabilities of the Filipino workers.” according to Ray C. Espinosa, President & CEO of ePLDT.

SPi is the 2nd largest pure-play BPO company and the 9th largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. Its customers include Fortune 100 companies, non-profit organizations and government agencies in the financial services, healthcare, legal and publishing markets. SPi services these customers onsite, and from facilities in the Philippines, India, US, China (25% ownership) and Vietnam (outsourced).

Ernest L. Cu, President & Chief Executive Officer of SPi said, “The management team is very supportive of this acquisition and quite excited about this new phase in SPi’s history. Global 2000 companies now prefer full service companies who can deliver a broad range of both voice and non-voice services across multiple countries. With ePLDT’s call center capabilities, IT infrastructure and financial resources; we will be among a select few in the world who can execute on these opportunities.”

EXHIBIT 1

As of May 31, 2006, SPi has 6,500 employees and approximately 4,200 seats worldwide. Combined with ePLDT’s Ventus call center group (“ePLDT Ventus Group”), ePLDT now has over 11,000 employees and about 8,300 seats in its BPO/call center operations. The ePLDT Ventus Group operates seven call center facilities located in Makati, Taguig, Pasig, Mandaluyong, Quezon City and Iloilo, rendering primarily voice-based services to large US-based clients and outsourcers.

*********

CONTACT:

Ray C. Espinosa President ePLDT, Inc. 5F LV Locsin Building, Makati Avenue, Makati City Tel: +63 2 8936618 Fax: +63 2 8150617 rcespinosa@pldt.com.ph	Anna V. Bengzon Head, Investor Relations PLDT 12F Ramon Cojuangco Building Makati Avenue, Makati City Tel: +63 2 8168024 Fax: +63 2 8107138 avbengzon@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 11, 2006